Exhibit 99.1

FOR IMMEDIATE RELEASE

Forcendra Holding Limited (formerly VS MEDIA Holdings Limited) Announces Shareholder Approval, Effectiveness of Second Amended and Restated Memorandum & Articles of Association and Name Change, and Anticipated Ticker Symbol Change to “FCDH”

Approximately 94% of Votes Cast Support Each Proposal; Company Changes Its Name to Forcendra Holding Limited; Class A Ordinary Shares Expected to Begin Trading on the Nasdaq Capital Market Under “FCDH” on October 26, 2026

Singapore – October 21, 2026 – Forcendra Holding Limited (formerly known as VS MEDIA Holdings Limited) (Nasdaq: VSME) (“Forcendra” or the “Company”) today announced that, at the Company’s extraordinary general meeting of members held in Singapore on October 9, 2026 (the “Extraordinary Meeting”), its shareholders approved, each as an ordinary resolution by the requisite simple majority of the votes cast, (i) the restructuring of the Company’s corporate group (the “Restructuring”) and (ii) the adoption of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Second Amended and Restated M&A”), which reflects, among other changes, the change of the Company’s name from “VS MEDIA Holdings Limited” to “Forcendra Holding Limited” (the “Name Change”). Approximately 94% of the votes cast were in favor of each proposal, based on the aggregate voting power of the Company’s Class A and Class B ordinary shares voting together as a single class and excluding abstentions. The Company also announced that the Second Amended and Restated M&A, including the Name Change, became effective on October 12, 2026.

The Restructuring was undertaken to reduce ongoing administrative, compliance and financial costs associated with subsidiaries that had generated operating losses and were not expected to achieve profitability in the near term, simplify the Company’s corporate structure, and provide greater flexibility to allocate resources to continuing operations and evaluate potential growth opportunities.

Under the Restructuring, VSM Holdings Limited (“VSM”) transferred its Singapore subsidiary, VS MEDIA PTE. LTD., to Aurenza Group Limited, a wholly-owned subsidiary of the Company. VS MEDIA PTE. LTD. therefore remains within the Company’s corporate group following the Restructuring. The Company then agreed to sell VSM, together with its remaining subsidiaries, to a third party unaffiliated with the Company for nominal consideration of US$1.00. Following completion of the sale, the Company will no longer hold any direct or indirect interest in VSM or any of its subsidiaries.

Eng Yong Julius Toh, Chief Executive Officer of Forcendra, said, “On behalf of the Board of Directors, I would like to thank our shareholders for their strong support of the Restructuring. We believe that streamlining our businesses and corporate structure can help reduce operating costs and may improve our financial performance over time, while creating greater flexibility to optimize existing operations and explore new business directions and growth opportunities.”

Governance Updates, Name Change, and Ticker Symbol Change

Shareholders also approved the Company’s Second Amended and Restated M&A, which became effective on October 12, 2026 upon its filing with and registration by the Registrar of Corporate Affairs of the British Virgin Islands. In addition to the Name Change, the amended articles reduce the threshold for removal of a director without cause by shareholders from a resolution of at least 75% to a resolution of at least 50% of the shareholders entitled to vote, and permit the Company to deliver notices and other shareholder communications electronically and through its website. They also authorize the Board, by resolution of directors, or the shareholders to divide or combine the Company’s shares without further shareholder approval; give the Company the right, at the Board’s sole discretion, to redeem Class B ordinary shares held by a holder upon certain triggering events, including the termination of the employment or service relationship of an eligible member, at a price determined by the Board; and disapply Section 175 of the BVI Business Companies Act (As Revised), with the effect that the Board may approve dispositions of more than 50% of the Company’s assets, by value, outside the usual or regular course of business without a resolution of shareholders, in each case as described in the Company’s proxy statement dated September 24, 2026.

In connection with the Name Change, the Company expects that its Class A ordinary shares will begin trading on the Nasdaq Capital Market under the new ticker symbol “FCDH” at the open of trading on October 26, 2026, replacing the Company’s current ticker symbol, “VSME.” The Class A ordinary shares will continue to be listed on the Nasdaq Capital Market, and no action by the Company’s shareholders is required with respect to the ticker symbol change. The CUSIP number for the Class A ordinary shares will remain unchanged.

Voting Results

Shareholders holding approximately 53.60% of the total voting power of the Company’s outstanding ordinary shares entitled to vote were present in person or represented by proxy at the Extraordinary Meeting, satisfying the quorum requirement. Holders of Class A and Class B ordinary shares voted together as a single class, with each Class A ordinary share entitled to one vote and each Class B ordinary share entitled to eighteen votes. Of the votes cast for or against each proposal, approximately 94.52% supported the Restructuring and approximately 94.13% supported the Second Amended and Restated M&A. Final voting results will be included in a Report on Form 6-K to be furnished to the U.S. Securities and Exchange Commission.

About Forcendra Holding Limited

Forcendra Holding Limited (formerly known as VS MEDIA Holdings Limited) (Nasdaq: VSME) manages a global network of digital creators who create and upload content to social media platforms such as YouTube, Facebook, Instagram and TikTok. These creators include influencers, key opinion leaders (KOLs), bloggers and other content creators who build fan bases on social platforms. For more information, visit https://www.vs-media.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expected benefits of the Restructuring, the expected timing of the ticker symbol change, potential cost reductions, possible improvements in financial performance and exploration of new business opportunities. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and other filings with the SEC.

Company Contact:

Forcendra Holding Limited Investor Relations

3 International Business Park #03-29, Nordic European Centre

Singapore 609927

Email: ir@fcdhgroup.com